AVINO SILVER & GOLD MINES LTD.

INFORMATION CIRCULAR

AS AT AND DATED JUNE 7, 2001

This Information Circular accompanies the Notice of the 2001 Annual General Meeting of Members of AVINO SILVER & GOLD MINES LTD. (hereinafter called the “Company”), and is furnished in connection with a solicitation of proxies for use at the Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at anytime up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employee of the Company. The Company may reimburse members’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

ADVANCED NOTICE OF ANNUAL MEETING

Advance Notice of the Meeting was published in The Province newspaper, Vancouver, British Columbia, on February 16, 2001 pursuant to the requirements of Section 111 of the British Columbia Company Act and Section 4 of the “Regulation” to the British Columbia Company Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 25,000,000 shares without par value. There is one class of shares only. There are issued and outstanding 4,577,686 shares. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote shall have one vote and on a poll, every member present in person or represented by proxy and entitled to vote shall have one vote for each share of which such member is the registered holder. Shares represented by proxy will only be voted on a poll.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all members of record as of the 5th day of June 2001 will be entitled to receive notice of and to vote at the Meeting. Those members so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Investor Services Ltd., 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Material to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered holders. Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a barcode and other information. In order for the form of proxy to validly constitute a proxy authorization form the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth particulars concerning the compensation of the Executive Officers as defined in Form 41 prescribed by the “Regulations” under the Securities Act of the Province of British Columbia for the Company’s financial year ended January 31, 2001.

The Company has one executive officer, namely Louis Wolfin, a Director and President of the Company.

Summary Compensation Table

Annual Compensation

					Long Term Compensation Awards
					Securities Under
Name/Principal			Bonus for the Year	Other Annual	Options/ SARs	Restricted Shares/	All Other
Position	Year	Salary$	$	Compensation $	Granted (#)	Units Awarded $	Compensation $
Louis
Wolfin	2001	30,000	-	-	150,000	-	-
President &	2000	30,000	—	—	150,000	—	—
Director	1999	30,000	—	—	150,000	—	—

(1) No executive officer earned in excess of $100,000.
(2) Refer to “Options and SAR’s Granted” to “Executive Officers” for further details.

Long Term Incentive Plan Awards to Named Executive Officers

The Company has made no long term incentive plan awards during the past fiscal year to any executive officers of the Company, and none are proposed.

Options and SAR’s granted to Named Executive Officers

Grant of options to purchase or acquire securities of the Company and, its subsidiaries, if any, and stock appreciation rights (“SARs”) as defined in Form 41 prescribed in the “Regulations” under the Securities Act of the Province of British Columbia were made to the Named Executive Officers during the financial year ended January 31, 2001 as follows:

Summary Options & SAR Table

Market Value of
		% of Total Options		Securities
		Granted to		underlying Options
Name of Executive	Securities Under	Employees in	Executive or Base	on Date of Grant
Officer	Option Granted (#)	Financial Year	Price ($/Security)	($/Security)	Expiration Date
Louis Wolfin	150,000	61.03%	$0.60	$0.60	Feb.03,2003

Options and SAR’s Exercised by Executive Officers

The following table sets forth particulars concerning each exercise of options and SAR’s by each of the Named Executive Officers during the financial year ended January 31, 2001 and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercised During Most Recent Completed Financial Year End and Financial Year
End Option/SAR Values

	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at FY-End	Value of Unexercised In-The-Money Options/SARs at FY-End ($)

Name	#	$	Exercisable	Exercisable

Louis Wolfin N/A

Termination of Employment, Change in Responsibilities or Control and Employment Contracts

The Company entered into an Agreement with Frobisher Securities Inc. (“Frobisher”) dated for reference July 18, 1996 pursuant to which the Company has agreed to pay Frobisher, for the provision of financial and investment services, $2,500 per month for a term of five (5) years. Frobisher is a non-reporting British Columbia company controlled by Louis Wolfin a Director, and the President of the Company. The Agreement provides, inter alia, that, in the event that there is a change of control of the Issuer and Louis Wolfin resigns or is removed as a Director of the Company, the total amount which remains to be paid to Frobisher under the Agreement shall be accelerated and forthwith shall become due and payable to Frobisher, together with interest at the rate of 12% per annum from the date of such resignation or removal, until actual payment.

Compensation of Directors

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued Treasury Shares reserved for the grant of Directors’ Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors.

Management Contracts

The Company entered into a Management and services Agreement with Oniva International Services Corp., made effective October 1, 1997, pursuant to which the Company agreed to pay Oniva, for the provision of administrative, accounting and shareholder relations services, twenty percent (20%) of Oniva’s overhead expenses and 100% of the actual expenditures paid by Oniva on behalf of the Company. The principal shareholders of Oniva are Louis Wolfin and Ernest Calvert, both of whom are Directors of the Company, in trust, each as to 50%, for the equal benefit of the Company, and five other public companies. The agreement is subject to termination on one month’s notice by either party.

Indebtedness of Directors and Senior Officers

None of the Directors and Senior Officers of the Company, nor any associate or affiliate of the Directors and Senior Officers, has been indebted to the Company during the financial year ended January 31, 2001.

Interest of Insiders in Material Transactions

During the financial year ended January 31, 2001, none of the insiders of the Company nor any proposed nominee for election as a director, nor any associate or affiliate of the said person, has any material interest, direct or indirect, in any transaction, which has materially affected or would materially affect the Company or any of its subsidiaries, other than incentive stock options.

Incentive Stock Options

Options are granted in order to attract, retain and motivate directors, officers and employees of the Company and other persons who provide services or who are of special value to the Company and to closely align the personal interest of such individuals to that of the Company.

During the financial year ended January 31, 2001, the following shares were issued pursuant to the exercise of stock options:

Aggregate No. of Shares Date of Exercise Market Value Exercise Price Net Value

Nil

Interest of Certain Persons in Matters to Be Acted On

The Directors and Officers of the Company have an interest in the resolutions concerning the election of Directors. Otherwise, no Director or Officer, present or nominated, or person who has been a Director or Officer since the beginning of the Company’s last financial year, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Appointment of Auditors

Management proposes the appointment of Matthew J. Hoogendoorn, Chartered Accountants, of Vancouver, British Columbia, as Auditors of the Company for the ensuing year and that the Directors be authorized to fix their remuneration. Matthew J. Hoogendoorn, CA has been the Auditor of the Company since 2000.

Election of Directors

The persons named in the following table are management’s nominees to the Board. Each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or unless he becomes disqualified to act as a Director. Management proposes to fix the number of directors at seven (7) for the ensuing year.

Name and Address of Nominee and Present Position with Company	Principal Occupation	Period from which Nominee has been a Director	Number of Approximate Voting Securities

Michael Baybak La Canada, CA Director	Business & Financial Consultant	June, 1990	Nil

Ernest Calvert Vancouver, BC President of Berkley Director Resources Inc.	Businessman	June, 1990	11,700

William Kocken Surrey, BC Director	Businessman	Sept. 1997	Nil

William Glasier Mill Bay, BC Director	Businessmn	August, 1990	12,500

George Scott Vancouver, BC Director	Lawyer	June, 1990	Nil

Louis Wolfin Vancouver, BC President & Director	Mining Executive	August, 1969	322,746

David Wolfin Vancouver, BC Director	Businessman	October, 1995	Nil

*	Voting Securities beneficially owned, directly or indirectly, or over which control or direction is exercised, which information has been furnished by the nominees themselves.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. David Wolfin, Ernest Calvert, and William Glasier will be the three directors elected by the Board of Directors of the Company to the Audit Committee.

Stock Options

At the Meeting, the members of the Company will be asked to ratify and approve any existing stock options granted to insiders otherwise than pursuant to prior shareholder authorization and authorize the Directors to grant stock options to insiders of the Company and to re-negotiate any existing stock options, all at such price or prices and upon such terms as may be acceptable to the Canadian Venture Exchange. Shareholder approval to the grant and/or re-negotiation of insiders’ incentive stock options is required pursuant to the rules of the Canadian Venture Exchange. In the event shareholder approval is not forthcoming, the Company will not proceed with the grant or re-negotiation, as the case may be, of insiders’ incentive stock options. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

Management knows of no other matters to come before the Meeting of Shareholders other than referred to in the Notice of Meeting. However, if any other matters which are not known to the Management of the Company shall properly come before the said Meeting, the Form of Proxy given pursuant to the solicitation by Management of the Company will be voted on such matters in accordance with the best judgment of the person voting the Proxy.

Board Approval

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company at a meeting.

BY ORDER OF THE BOARD OF DIRECTORS

“Louis Wolfin”

President and Director